SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                 BITSTREAM INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   091736 10 8
                                  ------------
                                 (CUSIP Number)

                               Paul A. Gajer, Esq.
                      Rubin Baum Levin Constant & Friedman
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
                                 (212) 698-7700
 -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 5, 1999
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                         (Continued on following page(s))

CUSIP No. 091736 10 8                         13D              Page 2 of 8 Pages
================================================================================
 1       NAME OF REPORTING PERSONS

                                 Privest I N.V.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
                                                  None

--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION             Netherlands Antilles

--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          None. See Item 2

      Number of       ---------------------------------------------------------
       Shares         8   SHARED VOTING POWER
    Beneficially
      Owned By        ----------------------------------------------------------
        Each          9   SOLE DISPOSITIVE POWER
      Reporting           None. See Item 2
       Person
        With          ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                  None. See Item 2
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                         0.0%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                     CO

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         CUSIP No. 091736 10 8             13D                Page 3 of 8 Pages
================================================================================
 1       NAME OF REPORTING PERSONS

                             Premier Resources, Ltd.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
                                      None

--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                   See Item 2

--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          See Item 2
      Number of
       Shares         ----------------------------------------------------------
    Beneficially      8   SHARED VOTING POWER
      Owned By
        Each          ----------------------------------------------------------
      Reporting       9   SOLE DISPOSITIVE POWER
       Person             None. See Item 2
        With
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                None. See Item 2

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                        0.0%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*
                                       CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         CUSIP No. 091736 10 8              13D                Page 4 of 8 Pages
================================================================================
 1       NAME OF REPORTING PERSONS

                                Antonio Saladino

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
                                      None

--------------------------------------------------------------------------------

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                     [ ]

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION                     Switzerland

--------------------------------------------------------------------------------
                      7  SOLE VOTING POWER
                         668,417 shares                                  12.9%
      Number of
       Shares         ----------------------------------------------------------
    Beneficially      8  SHARED VOTING POWER
      Owned By
        Each          ----------------------------------------------------------
      Reporting       9  SOLE DISPOSITIVE POWER
       Person            668,417 shares                                  12.9%
        With
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                 668,417 shares

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                         12.9%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                    IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This  Amendment No. 1 (the  "Amendment"),  amends and  supplements  the
Schedule 13D filed on November 16, 1996 (the "Schedule 13D"), on behalf of Privest I, N.V., a corporation organized under the laws of the Netherlands Antilles ("Privest I"), with respect to the Class A Common Stock, par value $.01 per share (the "Shares"), of Bitstream Inc., a Delaware corporation (the "Company"). The Reporting Persons are filing this Amendment to update the information with respect the number of securities owned by them. This Amendment constitutes the final amendment with respect to the Schedule 13D.

Item 2.  Identity and Background.

         This Amendment is being filed by Privest I, Premier Resources, Ltd., a corporation formerly organized under the laws of the Commonwealth of the Bahamas ("Premier"), and Mr. Antonio Saladino, a citizen of Switzerland ("Saladino" and together with Privest I and Premier, the "Reporting Persons"). Privest I is currently being liquidated and dissolved and all of its assets distributed. Privest I was the record holder of the Shares. Caribbean Management Company, N.V., a corporation organized under the laws of the Netherlands Antilles, was the managing director of Privest I but acted only in a ministerial capacity at the direction of Premier. Premier served as an investment advisor to Privest I and was delegated the authority to direct the vote or to dispose or direct the disposition of the Shares. Accordingly Premier may have been regarded as the "beneficial owner" of the Shares within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Premier, which was dissolved on October 14, 1999, was indirectly controlled by Saladino. Accordingly, Saladino may have been deemed to be the "beneficial owner," within the meaning of the Exchange Act, of the Shares held by Privest I.


Item 5.  Interest in Securities of the Issuer.

         As part of the dissolution and liquidation of Privest I, the Shares were transferred to and are now owned of record by Gesfid S.A., a corporation organized under the laws of Switzerland ("Gesfid"), as nominee for the beneficial owners and Saladino has been delegated the authority to vote or direct the vote or to dispose or direct the disposition of the Shares. As of the date hereof, neither Privest I nor Premier is the record or beneficial owner of any Shares.

                                   SIGNATURES


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: December 10, 1999
                                   PRIVEST I N.V.

                                   By: Caribbean Management Company N.V.,
                                       Managing Director

                                   By: /s/ Allan M. Rosenbloom
                                       -----------------------------------------
                                       Name: Allan M. Rosenbloom
                                       Title: Authorized Signatory

                                   SIGNATURES


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: December 10, 1999
                                        PREMIER RESOURCES, LTD.


                                        By: /s/ Allan M. Rosenbloom
                                            ------------------------------------
                                            Name: Allan M. Rosenbloom
                                            Title: Vice President

                                   SIGNATURES


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: December 10, 1999


                                                     /s/ Antonio Saladino
                                                     ---------------------------
                                                     Antonio Saladino